                                                                    Exhibit 12.1

                     Duquesne Light Company and Subsidiary

               Calculation of Ratio of Earnings to Fixed Charges
                             (Thousands of Dollars)



                                                                                              Year Ended December 31
                                                                                              ----------------------
                                                            Nine Months Ended
                                                              September 30,       1996       1995      1994       1993       1992
                                                                  1997            ----       ----      ----       ----       ----
                                                                  ----
FIXED CHARGES:
  Interest on long-term debt                                     $ 61,375       $ 82,505   $ 89,139   $ 94,646   $102,938   $119,179
  Other interest                                                      522          1,632      2,599      1,095      2,387      1,749
  Monthly Income Preferred Securities dividend                      9,422          7,921          -          -          -          -
   requirements
  Amortization of debt discount, premium and expense -              4,410          5,973      6,252      6,381      5,541      4,223
   net
  Portion of lease payments representing an interest               33,263         44,357     44,386     44,839     45,925     60,721
   factor                                                        --------       --------   --------   --------   --------   --------
        Total Fixed Charges                                      $108,992       $142,388   $142,376   $146,961   $156,791   $185,872
                                                                 --------       --------   --------   --------   --------   --------

EARNINGS:
  Income from continuing operations                              $109,645       $149,860   $151,070   $147,449   $144,787   $149,768
  Income taxes                                                     62,467*        83,008*    92,894*    84,191*    77,237*   110,993
  Fixed charges as above                                          108,992        142,388    142,376    146,961    156,791    185,872
                                                                 --------       --------   --------   --------   --------   --------
        Total Earnings                                           $281,104       $375,256   $386,340   $378,601   $378,815   $446,633
                                                                 --------       --------   --------   --------   --------   --------

RATIO OF EARNINGS TO FIXED CHARGES                                   2.58           2.64       2.71       2.58       2.42       2.40
                                                                     ====           ====       ====       ====       ====       ====

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     Duquesne's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $2.1 million for the nine months ended September
30, 1997, has been excluded from the ratio.

*Earnings related to income taxes reflect a $9.0 million decrease for the nine months ended September 30, 1997, a $12 million, $13.5 million, $13.5 million and $10.4 million decrease for the twelve months ended December 31, 1996, 1995, 1994 and 1993, respectively, due to a financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income
Taxes. The ratio of earnings to fixed charges, absent this reclassification, equals 2.67 for the nine months ended September 30, 1997, and 2.72, 2.81, 2.67 and 2.48 for the twelve months ended December 31, 1996, 1995, 1994 and 1993, respectively.